EXHIBIT 1

[LOGO]                        Visible Genetics Inc.
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                             For Immediate Release

Contacts:
David Sassoon (212) 527-7453                        Bruno Maruzzo (416) 813-3271
Rowland-Wang Healthcare                             Visible Genetics Inc.
Roanne Argyle (416) 968-7311
Argyle Rowland Worldwide

        VISIBLE GENETICS HALTS CONTROL ARM IN VIRADAPT GENOTYPING TRIAL

                - U.S. Based Prospective Genotyping Trial, GART,
                      Corroborates VIRADAPT Study Results -

TORONTO, CANADA (January 27, 1999) Visible Genetics Inc. (VGI, Nasdaq: VGIN) announced today that on the recommendation of the Data Safety Management Committee for the VIRADAPT study, the control arm of the study has been stopped on ethical grounds. All patients will now be treated using genotyping information to direct their drug treatment. This decision was made as a result of the publication of a U.S.-based study conducted by the Community Programs for Clinical Research on AIDS (CPCRA), "A Pilot Study of the Short-Term Effects of Antiretroviral Management Based on Plasma Genotypic Antiretroviral Resistance Testing (GART) in Patients Failing Antiretroviral Therapy", by J.D. Baxter, D.L. Mayers, D.N. Wentworth, J.D. Neaton, T.C. Merigan and the CPCRA 046 Study Team.

The GART data will be formally presented at the late breaker session on Thursday February 4th 1999 at the 6th Annual Conference on Retroviruses and Opportunistic Infections being held in Chicago. Study results show that patients treated in the GART genotyping arm of the study had a 1.1 log decrease in the viral load with 50% of the patients having undetectable viral loads at 8 weeks, versus a
0.65 log decrease and 23% with undetectable viral load, for the non-genotyping arm. These results are consistent with VGI's recently reported VIRADAPT results.

"It would be unethical to continue to treat patients in the control arm of the trial using the current standard of care in light of this new information", said John Stevens, Chairman and CEO of VGI. "Both the
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VIRADAPT and GART trials have demonstrated that HIV genotyping has the potential to be a useful tool in the treatment of HIV positive patients. Further work and confirmation is obviously required, but these corroborative results are extremely encouraging."

Research has shown that HIV is a highly polymorphic (genetically variable) virus that constantly mutates within infected individuals. The virus is so variable that it is unlikely that HIV viruses isolated from any two patients will have the same DNA sequence. Because of this rapid mutation rate, drugs used to treat the HIV infection, while often effective for a period of time, eventually lose efficacy to newly mutated drug resistant HIV. Development of such resistant HIV strains frequently leads to the return of high virus levels in the patient. The GART and VIRADAPT studies are intended to address whether by genotyping HIV, it is possible to treat individual patients by selecting drugs to which the virus has not yet developed resistance, and thus maintain the virus at low levels.

The VIRADAPT study, sponsored by Visible Genetics, is a randomized, controlled clinical trial carried out at Centre Hospitalier Universitaire de Nice, under the direction of Professor Pierre Dellamonica, an infectious disease specialist. Three sites and five physicians are involved in the trial which monitors 108 total patients. All patients participating in the study have reached the six-month point. The results were first reported at the 4th International Congress on Drug Therapy in HIV Infection, Glasgow, Scotland in November 1998 and are almost identical to the GART study results.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics, which will use genetic information in the identification and analysis of genes in order to improve patient care and reduce healthcare costs.

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